FORM N-8F

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        Application for Deregistration of
                     Certain Registered Investment Companies

         I. GENERAL IDENTIFYING INFORMATION

         1. Reason fund is applying to deregister (check only one):

                                    [ ] Merger

                                    [X] Liquidation

                                    [ ] Abandonment of Registration

     (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

                                    [ ] Election of status as a Business
                                        Development Company

     (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

         2. Name of fund: Aquila Fund, f/k/a Aquila Equity Fund, f/k/a Aquila Cascadia Equity Fund.

         3. Securities and Exchange Commission File No.: 811-04083

         4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                      [X] Initial Application [ ] Amendment

         5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                                   Aquila Fund
                               380 Madison Avenue
                               New York, NY 10017

         6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                           William L.D. Barrett, Esq.
                       Hollyer Brady Barrett & Hines, LLP
                                 551 5th Avenue
                               New York, NY 10176
                                  212-818-1110

         7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act 17 CFR 270.31a-1, .31a-2]:

                        Aquila Investment Management LLC
                               380 Madison Avenue
                               New York, NY 10017
                            Att: Mr. Robert Anderson,
                            Chief Compliance Officer

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the period specified in those rules.

         8. Classification of fund (check only one):

                           [X] Management company;

                           [ ] Unit investment trust; or

                           [ ] Face-amount certificate company.

         9. Subclassification if the fund is a management company (check only one):

                           [X] Open-end [ ] Closed-end

         10. State law under which the fund was organized or formed (e.g., Delaware):

                                  Massachusetts

         11. Provide the name and address of each investment adviser of the fund including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Aquila Investment Management LLC (Investment Adviser)
         380 Madison Avenue
         New York, NY 10017

         Aquila Management Corporation (Investment Adviser)
         380 Madison Avenue
         New York, NY 10017

         Ferguson, Wellman, Rudd, Purdy & Van Winkle, Inc. (Sub-Adviser) 888 Southwest 5th Avenue
         Portland, OR 97204

         12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         Aquila Distributors Inc.
         380 Madison Avenue
         New York, NY 10017

         13. If the fund is a unit investment trust ("UIT") provide: N/A

         (a) Depositor's name(s) and address(es):

         (b) Trustee's name and address(es):

         14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                                    [ ] Yes [X] No

         If Yes, for each UIT state:

         Name(s):
                                                    File No.: 811-_______
         Business Address:

         15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                                    [X] Yes [ ] No

         If Yes, state the date on which the board vote took place:

         December 11, 2004

         If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                                    [ ] Yes [X] No

         If Yes, state the date on which the shareholder vote took place:


         If No, explain: All shares redeemed.

         II. Distributions to Shareholders

         16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                                    [X] Yes [ ] No

         (a) If Yes, list the date(s) on which the fund made those distributions:

         December 31, 2004.

         (b) Were the distributions made on the basis of net assets?

                                    [X] Yes [ ] No

         (c) Were the distributions made pro rata based on share ownership?

                                    [X] Yes [ ] No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders.

         (e) For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (f) Liquidations only: Were any distributions to shareholders made in kind?

                                    [ ] Yes [X] No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

         17. Closed-end funds only: N/A Has the fund issued senior securities?

                                    [ ] Yes [ ] No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

         18. Has the fund distributed all of its assets to the fund's shareholders?

                                    Yes [X] No [ ]

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed? None.

         (b) Describe the relationship of each remaining shareholder to the fund:

         19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                                    [ ] Yes [X] No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

         III. Assets and Liabilities

         20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

                                    [ ] Yes [X] No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

                                    [ ] Yes [ ] No

         21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                                    [ ] Yes [X] No

         If Yes,

         (a) Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

         IV. Information About Event(s) Leading to Request For Deregistration

         22. (a) List the expenses incurred in connection with the Merger or
         Liquidation:

         (i) Legal expenses: $1,113

         (ii) Accounting expenses: None

         (iii) Other expenses None

         (iv) Total expenses (sum of lines (i)-(iii) above): $1,113

         (b) How were those expenses allocated? See 22 (i), (ii) and (iii)

         (c) Who paid those expenses? Aquila Investment Management LLC

         (d) How did the fund pay for unamortized expenses (if any)? None.

         23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                                    [ ] Yes [X] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

         V. Conclusion of Fund Business

         24. Is the fund a party to any litigation or administrative proceeding?

                                    [ ] Yes [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

         25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                                    [ ] Yes [X] No

         If Yes, describe the nature and extent of those activities:

         VI. Mergers Only

         26. (a) State the name of the fund surviving the Merger:

         (c) State the Investment Company Act file number of the fund surviving the Merger:

         (d) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (e) If the merger or reorganization agreement has not been filed with the Commission provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Aquila Equity Fund, (ii) he or she is the Chief Financial Officer and Treasurer of Aquila Fund, and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.




                                        /s/ Joseph P. DiMaggio
                                       --------------------
                                       Joseph P. DiMaggio,
                                       Chief Financial Officer and
                                        Treasurer